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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

eOn Communication Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

268763109

(Cusip Number)

June 20, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 268763109			Page 2 of 7

1.	Name of Reporting Person: ChinaVest IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 98-0136337

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 773,035

		6.	Shared Voting Power: 125,841

		7.	Sole Dispositive Power: 773,035

		8.	Shared Dispositive Power: 125,841

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 898,876

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.3%

12.	Type of Reporting Person: PN

2

13G
CUSIP No. 268763109			Page 3 of 7

1.	Name of Reporting Person: ChinaVest Partners IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 98-0132131

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 869,674

		6.	Shared Voting Power: 36,853

		7.	Sole Dispositive Power: 869,674

		8.	Shared Dispositive Power: 36,853

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 906,527

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.4%

12.	Type of Reporting Person: PN

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Item 1.

(a)	Name of Issuer

eOn Communications Corporation

(b)	Address of Issuer’s Principal Executive Offices

4119 Willow Lake Blvd.
Memphis, TN 38118

Item 2.

(a)	Name of Person Filing

ChinaVest IV, L.P.
ChinaVest Partners IV

(b)	Address of Principal Business Office or, if none, Residence

ChinaVest IV, L.P., c/o The Prentice Hall Corporation Systems, Inc., 32 Lookerman Square, Suite L-100, Dover, Delaware 19901

ChinaVest Partners IV, c/o 19/F Dina House, 11 Duddell Street, Central, Hong Kong

(c)	Citizenship

ChinaVest IV, L.P. – Delaware
ChinaVest Partners IV – Delaware

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

268763109

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

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Item 4. Ownership

See Rows 5 through 11 on cover pages.

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

This Schedule 13G is being filed by ChinaVest Partners IV, a Delaware general partnership and ChinaVest IV, L.P., a Delaware limited partnership. ChinaVest Partners IV is the general partner of ChinaVest IV, L.P., the legal owner of 773,035 common shares covered by this statement. ChinaVest IV, L.P. is one of three affiliated venture capital Funds that invest and divest side-by-side in all portfolio investments. ChinaVest Partners IV is also the general partner of one such other Fund, ChinaVest IV-A, L.P., a Delaware limited partnership. An affiliate of ChinaVest Partners IV, ChinaVest Management Limited, a Bermuda corporation, is the general partner of the third venture Fund, ChinaVest IV-B, L.P., a Bermuda limited partnership.

ChinaVest Partners IV is filing this Schedule by reason of its power to vote and dispose of the shares of the Issuer legally and beneficially owned by ChinaVest IV, L.P. ChinaVest IV, L.P. is filing this Schedule by reason of its ownership of 773,035 shares of the Issuer, or 6.3% of its outstanding securities. ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. own 0.7% (88,988 shares) and 0.3% (36,853 shares), respectively, of the Issuer’s outstanding securities. However, because ChinaVest Partners IV is the general partner of each of ChinaVest IV, L.P. and ChinaVest IV-A, L.P., because the three ChinaVest IV Funds traditionally invest and divest side-by-side in portfolio investments, and because an affiliate of ChinaVest Partners IV is the general partner of ChinaVest IV-B, L.P., the shares of the Issuer legally owned by ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. are reported in this Schedule 13G as being beneficially owned by ChinaVest Partners IV and ChinaVest IV, L.P.

ChinaVest IV, L.P., ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. were existing shareholders of the Issuer at the time the Issuer became obligated to file reports under the Exchange Act of 1934. On June 20, 2003, each of ChinaVest IV, L.P., ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. made a pro-rata distribution to their limited partners of approximately 50% of each entity’s holdings.

Item 9. Notice of Dissolution of a Group

N/A

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2003

Date

/s/ Edward Collins

Signature

Edward Collins, General Partner

Name/Title

AGREEMENT RELATIVE TO THE
FILING OF SCHEDULE 13G

THIS AGREEMENT, made as of the 12th day of February, 2001, by and between ChinaVest IV, L.P., a Delaware limited partnership (“CV4LP”) and ChinaVest Partners IV, a Delaware general partnership, the general partner of CV4LP (“CVP”);

WITNESSETH:

WHEREAS, CV4LP and CVP are both persons required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule 13G with respect to the following Issuer:

eOn Communications Corporation Cusip No. 268763109

WHEREAS, CV4LP and CVP are each individually eligible to use Schedule 13G; and

WHEREAS, CV4LP and CVP are each responsible for the timely filing of said Schedule 13G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the

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behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

WHEREAS, the Schedule 13G attached hereto identifies all the persons and contains the required information with regard to CV4LP and CVP so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

WHEREAS, CV4LP and CVP desire to file the Schedule 13G attached hereto on behalf of each of them.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by CVP in its individual capacity and in its capacity as general partner of CV4LP, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement relative to the Filing of Schedule 13G as of the day, month and year first above written.

/s/ EDWARD B. COLLINS
By: Edward B. Collins, general partner of ChinaVest Partners IV, for ChinaVest Partners IV and as general partner on behalf of ChinaVest IV, L.P.

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